FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Biodesix, Inc.

2970 Wilderness Place, Suite 100

Boulder, Colorado 80301

Telephone: (303) 417-0500

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

October 16, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Courtney Lindsay

Re:	Biodesix, Inc.

Registration Statement on Form S-1

File No. 333-249260

Ladies and Gentlemen:

On behalf of Biodesix, Inc. (the “Registrant”), relating to the Registrant’s Registration Statement on Form S-1, filed by the Registrant with the Commission on October 2, 2020, (File No. 333-249260), and as amended thereafter (the “Registration Statement”), we submit this supplemental letter to assist the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its review of the Registrant’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its common stock in the initial public offering (the “IPO”).

[***] Biodesix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Registrant’s request for confidential treatment for selected portions of this letter. The Registrant has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Registrant is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Registrant may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (212) 839-5684 rather than rely on the U.S. mail for such notice.

Preliminary IPO Price Range

The Registrant advises the Staff that it estimates a preliminary price range of approximately $[***] per share to $[***] per share (the “Preliminary Price Range”) for its IPO, after giving effect to a 1 share for 5.936 shares reverse stock split that the Registrant plans to implement prior to effectiveness of the Registration Statement (the “Reverse Stock Split”). This range implies a pre-money equity valuation for the Registrant of $[***] million to $[***] million. Unless otherwise indicated, all of the share numbers and per share exercise prices and fair values per share in this letter have not been updated to reflect the proposed Reverse Stock Split.

The anticipated price range for this offering is based on a number of factors, including prevailing market conditions, estimates of the Registrant’s business potential and preliminary discussions with the representatives of the underwriters for the proposed IPO (collectively, the “Representatives”) regarding potential valuations of the Registrant, including discussions that took place during telephonic meetings between the Representatives and management of the Registrant on October 7, 2020 and October 13, 2020. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Registrant’s control. However, the Registrant believes that the actual bona fide price range will be within this estimated price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Summary of Recent Equity Awards

The Registrant is providing the following supplemental information to the Staff to facilitate its review process. The following table summarizes all equity awards settled with the Registrant’s common stock, granted by the Registrant to its employees, consultants and members of the Registrant’s Board of Directors (the “Board”) since January 1, 2019, before giving effect to the Reverse Stock Split:

[***] Biodesix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

Grant Date	Number of Shares Underlying Option Grants	Exercise Price Per Share	Third-Party Valuation Date	Estimated Fair Value Per Share of Common Stock
March 22, 2019	3,794,500	$0.13	February 15, 2019	$0.13
April 30, 2019	50,000	$0.13	February 15, 2019	$0.13
July 16, 2019	26,000	$0.13	February 15, 2019	$0.13
July 16, 2019	1,356,524	$1.15	February 15, 2019	$0.13
January 1, 2020	379,000	$0.13	February 1, 2020	$0.13
April 1, 2020	330,826	$1.15	February 1, 2020	$0.13
April 15, 2020	2,778,750	$0.13	February 1, 2020	$0.13
April 15, 2020	1,252,176	$1.15	February 1, 2020	$0.13
July 1, 2020	365,218	$1.15	February 1, 2020	$0.13
September 14, 2020	120,500	$0.27	July 31, 2020	$0.27

Historical Determinations of Fair Value of Common Stock

As there has been no public market for the Registrant’s common stock to date, the estimated fair value of its common stock has been determined by the Board, as of the date of each option grant, with input from management, considering the Registrant’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

•	the prices at which the Registrant sold preferred stock and the superior rights and preferences of the preferred stock relative to the common stock at the time of each grant;

•	the progress of the Registrant’s research and development programs, including the status and results of preclinical studies and clinical trials for the Registrant’s diagnostic tests and services;

•	the Registrant’s stage of development and its business strategy;

•	external market conditions affecting the healthcare industry in general, the biotechnology and pharmaceutical industries in particular, and trends within such industries;

•	the Registrant’s financial position, including cash on hand, and its limited historical and forecasted performance and operating results;

•	the lack of an active public market for the Registrant’s common stock and preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions;

•	the Registrant’s IPO timeline and readiness process and related activities; and

•	an analysis of IPOs and the market performance of similar companies in the diagnostic testing sectors of the healthcare, biotechnology and pharmaceutical industries.

[***] Biodesix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

Third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its capital structure and, specifically, its common stock.

In accordance with the AICPA Practice Guide and as described in further detail in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgements and Estimates—Stock-based compensation and common stock valuation” and under “Discussion of Common Stock Valuations and Option Grants” below, the Registrant considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of the Common Stock at the valuation date.

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CVM. The Current Value Method (“CVM”) allocates equity by subtracting the liquidation preference of any outstanding preferred shares considering all rights and assumed conversion behavior associated with those shares.

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OPM. The option pricing allocation method (“OPM”) treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. The Registrant factored into the valuations the likelihood of which the Registrant would seek a merger or sale, or an IPO based on the Registrant’s status as of each valuation date. A discount for lack of marketability (“DLOM”) of the shares of common stock is then applied to arrive at an indication of value for the shares of common stock.

•

PWERM. Under the probability-weighted expected return method (“PWERM”) methodology, the fair value of common stock is estimated based upon an analysis of future values for the Registrant, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

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Hybrid. The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events.

In order for the Board to determine the estimated fair value of the Registrant’s common stock, the Hybrid method was utilized for the independent third-party valuations of the Registrant’s common stock as of July 31, 2020, February 1, 2020 and February 15, 2019, all discussed further below. The options to the Registrant’s non-employee board members were granted at an exercise price of $1.15 per share. This exercise price was higher than the third party valuation and the

[***] Biodesix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

corresponding estimated fair market value of our common stock of $0.13 per share at the time of such grants. The Board, as a matter of compensation policy, had determined to use a higher price equating to the per share price paid by the investors for the most recent series of preferred stock issued by the Company (i.e. Series H Preferred Stock), notwithstanding the fair market value of the common stock which was lower than then per share price for such series of preferred stock.

The Registrant received a third-party valuation report of the Registrant’s common stock as of February 15, 2019 that indicated a fair value at $0.13 per share (the “February 2019 Valuation”). The February 2019 Valuation applied the income and market approaches to determine the enterprise value of the Registrant and then utilized the Hybrid method to allocate the total implied equity value. In allocating the total implied equity value, the February 2019 Valuation considered three scenarios: an early IPO scenario occurring that year, a late IPO scenario occurring the following year, and other exit scenarios estimated using the OPM. In the early and late IPO scenarios, conversion of the preferred shares to common stock was assumed. Probability weighting of 5% for each the IPO scenarios was assigned and the residual 90% probability was assigned to the OPM scenario. A discount for lack of control and lack of marketability were also applied at 40% for the OPM scenario and 20% for each the IPO scenarios. Based on these among other factors, the fair market value and the fair value of the common stock of the Registrant as of February 1, 2019 was concluded to be $0.13 per share.

In determining the exercise price for all the 2019 grants in the table above, the Board considered input from management, the objective and subjective criteria discussed above and the results of the most recent third-party valuation, the February 2019 Valuation, using the assumptions provided above and applied the $0.13 fair value.

The Board maintained third-party valuations, having a valuation performed on February 1, 2020, that also indicated a fair value of $0.13 per share (the “February 2020 Valuation”). The February 2020 Valuation also applied the income and market approaches to determine the enterprise value of the Registrant and then utilized the Hybrid method to allocate the total implied equity value. In allocating the total implied equity value the February 2020 Valuation considered three scenarios: an IPO scenario, an M&A scenario, and other exit scenarios estimated using the OPM. In the IPO scenario, conversion of the preferred shares to common stock was assumed. In the M&A scenario, total implied equity value was allocated according to the preferred liquidation preference and conversion rights. Probability weighting of 5% for the IPO scenario and 5% for the M&A scenario was assigned and the residual probability was assigned to the OPM scenario. A discount for lack of control and lack of marketability were also applied at 35% for the OPM scenario and 20% for each of the IPO and M&A scenarios. Based on these among other factors, the fair market value and the fair value of the common stock of the Registrant as of February 1, 2020 was concluded to be $0.13 per share.

This value did not change from the February 2019 Valuation and the Board continued to use $0.13 in determining the exercise price for all of the 2020 awards granted prior to July 31, 2020. The third-party valuation remained the same based, in part, upon a lack of significant new development milestones achieved by the Registrant. Management’s forecasted operating results also remained substantially unchanged from the February 2019 Valuation date through the February 2020 Valuation date.

[***] Biodesix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

In July 2020 management identified an IPO scenario as a more likely exit strategy than a strategic transaction due to favorable conditions in the equity capital markets and the improved financial performance of the Registrant, which indicated that the fair value of the common stock would likely change from the February 2020 Valuation, and contracted a third-party valuation specialist for a new valuation. As a result, the Board determined that the fair market value of the Registrant’s common stock was $0.27 per share as of July 31, 2020 (the “July 2020 Valuation”), based on the Registrant’s July 2020 third-party valuation.

The July 2020 Valuation also applied the income and market approaches to determine the enterprise value of the Registrant and then utilized the Hybrid method to allocate the total implied equity value. In allocating the total implied equity value, the July 2020 Valuation considered three scenarios: an IPO scenario, an M&A scenario, and other exit scenarios estimated using the OPM. In the IPO scenario, conversion of the preferred shares to common stock was assumed. In the M&A scenario, total implied equity value was allocated according to the preferred liquidation preference and conversion rights. Probability weighting of 20% for the IPO scenario and 5% for the M&A scenario was assigned and the residual probability was assigned to the OPM scenario. A discount for lack of control and lack of marketability were also applied at 35% for the OPM scenario and 20% for each the IPO and M&A scenarios. Based on these among other factors, the fair market value and the fair value of the common stock of the Registrant as of July 31, 2020 was concluded to be $0.27 per share.

The principal factor contributing to the increase in the fair value of common stock from the February 2020 Valuation to the July 2020 Valuation was the probability of completing an IPO where the weighting was increased from 5% to 20% based on conversations with the Board and outside advisors taking into account all relevant factors as of that date, including the organizational meeting with the Representatives to begin the IPO process.

On September 14, 2020, the Board granted 120,500 options to purchase shares of common stock with a fair value of $0.27 per share of common stock pursuant to the July 2020 Valuation. The Board determined that the fair value of the Registrant’s common stock as of September 14, 2020 remained unchanged from July 31, 2020 at $0.27 per share because the Registrant (i) had not begun to hold testing-the-waters (“TTW”) meetings, (ii) had not yet determined whether to publicly file its confidential draft registration statement originally submitted to the Staff on August 12, 2020 and (iii) had not yet held preliminary valuation discussions with the Representatives regarding its common stock.

Other factors that counterweighed the potential increase in the fair value of common stock from the February 2019 Valuation to the July 2020 Valuation included broad U.S. and worldwide market volatility, uncertainty around investor interest in public offerings, expected rise in unemployment rates, unsettled debt financing markets, and uncertainty regarding the Registrant’s ability to execute on its operational and financing plans in light of work from home orders, macroeconomic conditions, and other risks and uncertainties applicable to clinical stage biotechnology companies in the face of the COVID-19 pandemic and its wide-ranging ramifications.

[***] Biodesix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

Grant Date Fair Value Determinations

As of each award date set forth in the table above under “Summary of Recent Equity Awards,” the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Registrant’s common stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Registrant’s common stock on the date of grant taking into consideration the immediately preceding independent third-party valuation report as well as other pertinent information available to it at the time of the grant.

2019 Option Grants. On March 22, 2019, April 30, 2019, and July 16, 2019, the Registrant granted options to certain employees, members of the Board and consultants to purchase an aggregate of 5,227,024 shares of its common stock. In determining the exercise price for the 2019 option grants, the Board considered input from management, the objective and subjective criteria discussed above and the results of the related third-party valuation, the February 2019 Valuation using the assumptions provided above.

For the period from the date of the February 2019 Valuation through July 16, 2019, the Board determined there were no internal or external developments since the February 2019 Valuation that warranted a change in the estimated fair value of the Registrant’s common stock, based, in part, upon a lack of significant new milestones. Management’s forecasted operating results remained substantially unchanged from the February 2019 Valuation date through July 16, 2019. The Registrant had not determined an IPO scenario as an exit strategy for the Registrant until July 2020. Given the fact that no additional capital raising transactions had occurred and the lack of certainty of any future financing event, in the judgment of the Board, there were no internal or external developments that would indicate that the fair value of the common stock had changed from the February 2019 Valuation to the grants made on March 22, 2019, April 30, 2019 and July 16, 2019. As a result, the Board determined that the fair market value of the Registrant’s common stock was $0.13 per share as of these 2019 option grant dates.

2020 Option Grants through July 1, 2020. On January 1, 2020, April 1, 2020, April 15, 2020 and July 1, 2020, the Registrant granted options to certain employees, members of the Board and consultants to purchase an aggregate of 5,105,970 shares of its common stock. In determining the exercise price for these 2020 option grants, the Board considered input from management, the objective and subjective criteria discussed above and the results of the most recent third-party valuation, the February 2019 Valuation and the February 2020 Valuation, as applicable, using the assumptions provided above.

In the judgment of the Board, there were no internal or external developments that would indicate that the fair value of the common stock had changed from the February 2019 Valuation, and, accordingly, the February 2020 Valuation indicated the same fair market value of the Registrant’s common stock as the February 2019 Valuation. As such, the Board determined that the fair market value of the Registrant’s common stock was $0.13 per share as of these 2020 option grant dates: January 1, 2020, April 1, 2020, April 15, 2020 and July 1, 2020.

[***] Biodesix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

September 2020 Option Grants. On September 14, 2020 the Registrant granted option to certain employees and consultants to purchase an aggregate of 120,500 shares of its common stock. In determining the exercise price for the September 2020 option grants, the Board considered input from management, the objective and subjective criteria discussed above and the results of the most recent third-party valuation, the July 2020 Valuation using the assumptions provided above. As a result, the Board determined that the fair market value of the Registrant’s common stock was $0.27 per share as of the September 2020 option grant date.

The principal factor contributing to the increase in the fair value of common stock from the February 2019 Valuation and February 2020 Valuation to the July 2020 Valuation was the probability of completing an IPO within one year as 20% based on conversations with its Board and outside advisors taking into account all relevant factors as of that date. At the time of the July 2020 Valuation the Registrant also had recently launched its COVID-19 testing program, which also contributed to the increase in fair value.

Explanation of Difference Between Fair Value of Common Stock as of July 31, 2020 and the Midpoint of the Anticipated Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined based on discussions between the Registrant and the Representatives. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for diagnostic testing companies, particularly focused on lung cancer;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Registrant’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Registrant and the industry in which it operates;

•	an assumption that there would be a receptive public trading market for diagnostic testing companies such as the Registrant; and

•	valuation metrics for and recent performance of initial public offerings of companies in the biotechnology and pharmaceutical sectors.

The Registrant believes that the difference between the fair value of its common stock as of July 31, 2020 of $0.27 per share, which does not reflect the anticipated Reverse Stock Split, and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above, the public filing of its registration statement on Form S-1 for its IPO on October 2, 2020 and the following factors and positive developments with respect to the Registrant’s business that occurred subsequent to July 31, 2020, the date of the Registrant’s most recent determination of the fair value of its common stock in reliance on, among other things, the July 2020 Valuation.

•

The Preliminary Price Range is based only upon a scenario in which the Registrant completes the IPO and is not probability-weighted, in contrast to the Registrant’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Registrant’s common stock than its IPO.

[***] Biodesix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Registrant’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Registrant’s common stock or impact of the time value of money, which were appropriately taken into account in the July 2020 Valuation.

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The Preliminary Price Range assumes the conversion of all of the Registrant’s outstanding preferred stock. The Registrant’s preferred stock currently has economic rights and preferences over the Registrant’s common stock including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Registrant’s common stock and (ii) liquidation payments in preference to holders of the Registrant’s common stock. Upon the closing of the IPO, all outstanding shares of the Registrant’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

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The Preliminary Price Range represents a future price for shares of the Registrant’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Registrant’s common stock as of July 31, 2020, represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

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Since July 31, 2020, the Registrant has taken several steps towards the completion of an IPO, including (i) receiving comments from the Staff on the Registration Statement which the Registrant believes presented no fundamental disclosure, accounting or other issues and which solidified the viability of executing an IPO in the fourth quarter of 2020; (ii) holding TTW meetings with potential investors to gauge preliminary and non-binding interest in a potential public offering, further receiving positive underwriter feedback; and (iii) on advice of outside advisors and after full deliberation by the Registrant’s Board, publicly filing the Registration Statement with the Commission on October 2, 2020.

•

Due in large part to the COVID-19 pandemic, the Registrant’s revenues for the second quarter of 2020 and the six months ended June 30, 2020 were substantially reduced as compared to the first quarter of 2020. Total revenues were down 24% for the six month period ended June 30, 2020 compared to the six months ended June 30, 2019 and down 17% for the second quarter of 2020 compared to the first quarter of 2020 due to shelter-in-place orders which reduced non-COVID-19 testing revenues by 44%.

•

In the second half of the third quarter 2020 period, the Registrant’s revenues increased due to its COVID-19 testing program revenue and an increase in non-COVID-19 testing revenue as more shelter-in-place orders were withdrawn. Total revenues increased by [***]% for the third quarter of 2020 compared to the second quarter of 2020 driven largely by increases in revenue from COVID-19 testing and a [***]% increase in non-COVID-19 testing revenues.

[***] Biodesix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

After the September 14, 2020 grants, the Preliminary Price Range became known on October 13, 2020 based on discussions between the Registrant and the Representatives. While preparing the Registrant’s financial statements with a retrospective view, the Registrant estimated the fair value of the common stock of the Registrant on September 14, 2020 for accounting purposes. Given the proximity of the September 14, 2020 grant date to the date of the determination of the Preliminary Price Range, the Registrant reassessed the fair value of the common stock for financial reporting purposes using the midpoint of the Preliminary Price Range, which is $[***] per share, following a reverse split of the shares. The middle of the Preliminary Price Range was considered appropriate for the September 14, 2020 grants considering the effectiveness of the IPO was not expected to occur until later half of October combined with the inherent uncertainty in completing an IPO.

The Registrant determined that using this fair value of $[***] per share results in the measurement of additional stock-based compensation of approximately $[***] million compared to the value implied by the estimated value of common stock of $0.27 determined by the Board as of September 14, 2020. This additional stock-based compensation will be recognized by the Registrant over the requisite service period beginning in September.

Conclusion

In light of the above, the Registrant respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Summary of Recent Equity Awards,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants during the past 12 months, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

The Registrant also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Judgments and Estimates – Stock-based compensation and common stock valuation” for additional background regarding its equity grant valuation methodologies to date.

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Securities Act of 1933, as amended

We further request, pursuant to Rule 418 under the Securities Act of 1933, as amended, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information. The Registrant believes that the destruction of this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Registrant that may, if disseminated, negatively impact the trading in the common stock of the Registrant following the IPO. The Registrant advises the Staff that it has not filed the supplemental information subject to this request in electronic format.

[***] Biodesix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

* * * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Scott Hutton, Biodesix, Inc.

Robin Harper Cowie, Biodesix, Inc.

David Poticha, Biodesix, Inc.

Frank Rahmani, Sidley Austin LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP

[***] Biodesix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.